Exhibit 99.1

BingEx Limited Announces First Quarter 2026 Financial Results

Beijing, China, May 21, 2026 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights:

●	Revenues were RMB935.3 million (US$135.6 million) in the first quarter of 2026, compared with RMB960.8 million in the same period of 2025.

●	Gross profit was RMB105.8 million (US$15.3 million) in the first quarter of 2026, compared with RMB126.7 million in the same period of 2025.

●	Income from operations was RMB11.0 million (US$1.6 million) in the first quarter of 2026, compared with RMB10.0 million in the same period of 2025.

●	Non-GAAP income from operations[1] was RMB21.6 million (US$3.1 million) in the first quarter of 2026, compared with RMB26.6 million in the same period of 2025.

●	Net loss was RMB42.6 million (US$6.2 million) in the first quarter of 2026, compared with RMB10.3 million in the same period of 2025.

●	Non-GAAP net loss[1] was RMB11.1 million (US$1.6 million) in the first quarter of 2026, compared with non-GAAP net income of RMB49.6 million in the same period of 2025.

●	The number of orders fulfilled was 57.9 million in the first quarter of 2026.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer of FlashEx, commented, “In the first quarter of 2026, FlashEx delivered resilient performance amid an evolving market, while making meaningful progress in operational excellence and technological innovation. We further improved service efficiency, refined our merchant and user mix, and deepened penetration in lifestyle scenarios. On the technology front, we became the first in China’s on-demand delivery industry to open-source our core CLI tool, embedding delivery capabilities into AI workflows, while internally AI has become a systemic enabler across customer service, operations, and R&D. We also advanced our low-altitude logistics initiative, securing a strategic investment to support the scaled deployment of drone delivery. Looking ahead, by combining disciplined execution with deeper AI adoption, FlashEx is well positioned to capture new growth opportunities and deliver sustainable long-term value for all stakeholders.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “In the first quarter of 2026, we made meaningful progress in deploying AI at the organizational level. The broader adoption of AI across our organization has also contributed to a reduction in operating expenses during the quarter. We remain committed to disciplined execution as AI becomes an increasingly powerful lever for margin improvement and long-term growth.”

First Quarter 2026 Financial Results

Revenues were RMB935.3 million (US$135.6 million) in the first quarter of 2026, compared with RMB960.8 million in the same period of 2025. The decrease was primarily driven by intensifying market competition.

Cost of revenues was RMB829.5 million (US$120.2 million), compared with RMB834.1 million in the same period of 2025. The decrease was in line with the decline in revenues.

Gross profit was RMB105.8 million (US$15.3 million), compared with RMB126.7 million in the same period of 2025. Gross profit margin was 11.3%, compared with 13.2% in the same period of 2025.

1 Non-GAAP income from operations, non-GAAP net income (loss), non-GAAP operating margin and non-GAAP net income (loss) margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Total operating expenses were RMB94.8 million (US$13.7 million), representing a decrease of 18.7% from RMB116.7 million in the same period of 2025.

Selling and marketing expenses were RMB38.5 million (US$5.6 million), representing a decrease of 22.0% from RMB49.3 million in the same period of 2025. The decrease was primarily attributable to the reduction in staff costs and advertising expenses.

General and administrative expenses were RMB39.9 million (US$5.8 million), remaining relatively stable compared with RMB37.9 million in the same period of 2025.

Research and development expenses were RMB16.5 million (US$2.4 million), representing a decrease of 44.1% from RMB29.5 million in the same period of 2025. The decrease was primarily attributable to the reduction in staff costs and share-based payment expenses.

Income from operations was RMB11.0 million (US$1.6 million), compared with RMB10.0 million in the same period of 2025.

Non-GAAP income from operations1 was RMB21.6 million (US$3.1 million), compared with RMB26.6 million in the same period of 2025.

Changes in fair value of long-term investments were RMB20.8 million (US$3.0 million), representing a decrease of 51.9% compared with RMB43.3 million in the same period of 2025. The decrease was primarily attributable to the reduction in losses from the fair value measurement of long-term investments.

Investment loss was RMB36.2 million (US$5.2 million), compared with an investment income of RMB8.9 million in the same period of 2025, reflecting the decrease in the fair value of short-term investments.

Net loss was RMB42.6 million (US$6.2 million), compared with RMB10.3 million in the same period of 2025.

Non-GAAP net loss1 was RMB11.1 million (US$1.6 million), compared with non-GAAP net income of RMB49.6 million in the same period of 2025.

Basic net loss per ordinary share was RMB0.21 (US$0.03).

Diluted net loss per ordinary share was RMB0.21 (US$0.03).

As of March 31, 2026, cash and cash equivalents, restricted cash and short-term investments were RMB859.1 million (US$124.5 million).

Update on Share Repurchase

On March 17, 2026, the Board of Directors approved a one-year extension of the Company’s existing share repurchase program. The Company is authorized to repurchase up to an aggregate of US$30.0 million worth of its shares until April 1, 2027. As of May 20, 2026, the Company had repurchased a total of approximately 3.3 million ADSs in the open market with cash for an aggregate consideration of approximately US$10.4 million.

Conference Call

The Company will host an earnings conference call on Thursday, May 21, 2026, at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI679071586eb64abfa7ef0cacb5cf24bd

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

For more information, please visit: http://ir.ishansong.com.

1 Non-GAAP income from operations, non-GAAP net income (loss), non-GAAP operating margin and non-GAAP net income (loss) margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income (loss), non-GAAP operating margin and non-GAAP net income (loss) margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income (loss) represents net income (loss) excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income (loss) margin is equal to non-GAAP net income (loss) divided by revenues.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	March 31,
	2025	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	561,127	525,809	76,226
Restricted cash	91	300	43
Short-term investments	390,353	333,019	48,278
Accounts receivable	36,726	35,793	5,189
Prepayments and other current assets	45,665	30,574	4,431
Total current assets	1,033,962	925,495	134,167
Non-current assets
Long-term investments	224,404	230,188	33,370
Property and equipment, net	1,941	1,764	256
Operating lease right-of-use assets	25,087	22,901	3,320
Other non-current assets	3,062	3,086	447
Total non-current assets	254,494	257,939	37,393
Total assets	1,288,456	1,183,434	171,560

LIABILITIES
Current liabilities
Accounts payable	224,090	198,561	28,785
Deferred revenue	60,541	58,584	8,493
Operating lease liabilities, current	9,728	9,685	1,404
Accrued expenses and other current liabilities	145,791	122,248	17,722
Total current liabilities	440,150	389,078	56,404
Non-current liabilities
Operating lease liabilities, non-current	12,879	10,867	1,575
Total non-current liabilities	12,879	10,867	1,575
Total liabilities	453,029	399,945	57,979
Shareholders’ equity	835,427	783,489	113,581
Total liabilities and shareholders’ equity	1,288,456	1,183,434	171,560

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD

Revenues	960,762	935,295	135,589
Cost of revenues	(834,088)	(829,463)	(120,247)
Gross Profit	126,674	105,832	15,342
Operating expenses
Selling and marketing expenses	(49,334)	(38,482)	(5,579)
General and administrative expenses	(37,897)	(39,886)	(5,782)
Research and development expenses	(29,482)	(16,471)	(2,388)
Total operating expenses	(116,713)	(94,839)	(13,749)
Income from operations	9,961	10,993	1,593
Interest income	4,291	3,029	439
Changes in fair value of long-term investments	(43,258)	(20,813)	(3,017)
Investment income (loss)	8,912	(36,151)	(5,241)
Other income	9,860	365	53
Loss before income taxes	(10,234)	(42,577)	(6,173)
Income tax expense	(35)	(23)	(3)
Net loss	(10,269)	(42,600)	(6,176)
Net loss per ordinary share
– Basic	(0.05)	(0.21)	(0.03)
– Diluted	(0.05)	(0.21)	(0.03)
Weighted average number of shares outstanding used in computing net loss per ordinary share
– Basic	208,420,034	202,259,242	202,259,242
– Diluted	208,420,034	202,259,242	202,259,242

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD

Income from operations	9,961	10,993	1,593
Add: Share-based compensation expenses	16,648	10,646	1,543
Non-GAAP income from operations	26,609	21,639	3,136
Operating margin	1.0%	1.2%
Add: Share-based compensation expenses as a percentage of revenues	1.7%	1.1%
Non-GAAP operating margin	2.7%	2.3%

Net loss	(10,269)	(42,600)	(6,176)
Add: Changes in fair value of long-term investments	43,258	20,813	3,017
Add: Share-based compensation expenses	16,648	10,646	1,543
Non-GAAP net income (loss)	49,637	(11,141)	(1,616)
Net loss margin	(1.1)%	(4.6)%
Add: Changes in fair value of long-term investments as a percentage of revenues	4.5%	2.2%
Add: Share-based compensation expenses as a percentage of revenues	1.7%	1.1%
Non-GAAP net income (loss) margin	5.1%	(1.3)%

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